SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 12, 2005

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2005

Print the name and title of the signing officer under his signature.
----------------

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.greatbasingold.com

BONANZA GRADES INTERSECTED UNDERGROUND AT HOLLISTER
DEVELOPMENT BLOCK PROJECT IN NEVADA

December 12, 2005, Vancouver, BC - Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN) announces that underground development has encountered the high-grade gold and silver vein systems at the Hollister Development Block (HDB) Project at the Ivanhoe Property, located on the Carlin Trend, about 75 km northwest of Elko. Excellent gold and silver values over substantial widths, including 8.2 feet grading 3.17 ounces per ton (oz/t) gold and 28.3 oz/t silver and 15.3 feet grading 0.49 oz/t gold and 7.9 oz/t silver, were reported from sampling of the Gwenivere vein system - one of three main high-grade gold-silver vein systems in the HDB Project area.

The Gwenivere vein system was intersected by the access decline about 2,720 feet from the portal. The decline is part of a two phase underground exploration and development program designed to take the HDB project through feasibility and potentially to commercial production. The program consists of about 5,600 feet of decline and underground development to access the two vein systems, including associated cross-cuts and diamond drill stations. Mining of approximately 5,000 tons of bulk sample from the different veins within the system is planned, along with an estimated 55,000 feet of diamond drilling from underground locations. The program is operated by an affiliate of Hecla Mining Company (together "Hecla") under an earn-in agreement. Definition drilling, which is required to elevate resources to reserves, is expected to begin in the first quarter of 2006, leading to the completion of a feasibility study later in the year.

Results are summarized below. These values are the weighted average of two channel samples collected at chest and knee height on either side of the 14-foot wide decline. Full results are included in the attached table of assay results.

	Width (feet)	Gold (Au) oz/t	Silver (Ag) oz/t
West Rib
Breccia	2.0	0.53	9.8
Quartz vein & breccia	3.3	7.47	50.0
Breccia	2.9	0.16	16.8
Entire length	8.2	3.17	28.3
East Rib
Breccia	3.7	0.09	1.5
Banded quartz vein	8.9	0.77	9.94
Breccia	2.6	0.12	10.0
Entire length	15.2	0.49	7.9

The Clementine, Gwenivere and South Gwenivere vein systems were discovered by Great Basin through extensive drilling programs in the HDB Project area from 1998-2001. The nearest hole drilled from surface - IH-059 - intersected 5.4 feet grading 0.51 oz/t Au and 53.3 oz/t Ag.

Development of the HDB is the subject of an August 2002, four year Earn-in Agreement between Great Basin and its subsidiary and Hecla, whereby Hecla has the right to earn a 50% interest in the HDB and thereupon form a joint venture. To earn-in to a 50% joint venture interest, Hecla, must complete an agreed first stage program consisting of an initial phase of underground access development, detailed drilling for reserve definition, bulk sampling and completion of a feasibility study and thereafter, subject to completion of the first stage, Hecla must then either timely complete a second phase of development work or take the project to commercial production. Alternatively, subject to completing Stage one, Hecla may timely make a payment to the Hecla/Great Basin joint venture (50:50) of the difference between $21.8 million and the actual costs of stage one (excluding stage one cost overruns in excess of 10%) certain share purchase warrants would also be exchanged between Great Basin and Hecla. Hecla has filed a court application seeking an extension of time to complete its earn-in requirements.

Samples collected from the project are stored in a secured facility until delivered by Hecla personnel to American Assay Laboratories (AAL) in Sparks, Nevada. Sample preparation consists of drying and jaw-crushing the entire sample to 70% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the sub-sample to 120-mesh using a vertical spindle pulverizer. Gold and silver determinations are by 2 assay-ton (60 g) fire assays and gravimetric finish. Laboratory QA/QC is monitored using Hecla coarse reject blanks, Hecla assay standards, duplicate fire assays as well as AAL's internal standards and blanks. Two coarse reject "blanks" (quartz vein material assaying nil-0.1 Au oz/t), and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to delivery of the samples to the laboratory. AAL inserts one assay standard and one assay blank into the sample stream. Two of Hecla's sample pulps, chosen at random by AAL, are assayed in duplicate. QA/QC results were within acceptable limits.
Dave Copeland, PEng., a qualified person and Director of Great Basin, is monitoring the program on behalf of the Company, and has reviewed this news release.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada, USA, and the Witwatersrand Goldfield in South Africa. In addition to the underground program at the Hollister Development Block Project, a feasibility study of the Company's Burnstone Gold Project in South Africa is nearing completion. For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Ronald W. Thiessen
Director

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Table of Assay Results
	Channel 1				Channel 2
	Sample #	Width (feet)	Gold (oz/t)	Silver (oz/t)	Sample #	Width (feet)	Gold (oz/t)	Silver (oz/t)
West SIDE
Breccia	267159	2.0	0.27	7.9	267165	2.0	0.80	11.7
Quartz vein & breccia	267158	3.5	4.03	26.3	267164	3.0	11.48	77.8
Breccia	267157	2.8	0.24	25.3	267163	3.0	0.09	8.9
Entire length		8.3	1.84	21.5		8.0	4.54	35.4
East SIDE
Breccia	267168	3.4	0.12	2.0	267176	4.0	0.06	1.0
Massive quartz vein	267169	3.6	0.52	12.5	267177	3.0	1.18	9.6
Banded quartz vein	267170	2.0	0.57	6.3	267178	2.0	0.94	7.9
Banded quartz vein	267171	3.7	0.78	14.6	267179	3.5	0.67	5.9
Breccia	267172	2.6	0.15	13.4	267180	2.5	0.09	6.5
Entire length		15.3	0.44	10.0		15.0	0.55	5.7